Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ALTO NEUROSCIENCE, INC.

Alto Neuroscience, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify that:

FIRST: The name of the Corporation is Alto Neuroscience, Inc. The date of filing of the original certificate of incorporation of this corporation with the Secretary of State of the State of Delaware was March 25, 2019. An Amended and Restated Certificate of Incorporation was filed on September 13, 2019, an Amended and Restated Certificate of Incorporation was filed on January 10, 2020, an Amended and Restated Certificate of Incorporation was filed on April 30, 2021, an Amended and Restated Certificate of Incorporation was filed on April 5, 2022, an Amended and Restated Certificate of Incorporation was filed on January 26, 2023, and an Amended and Restated Certificate of Incorporation was filed on November 17, 2023 (the “Restated Certificate”).

SECOND: That the Board of Directors of the Corporation duly adopted resolutions approving this Certificate of Amendment to the Restated Certificate, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor.

THIRD: The following is hereby inserted into Article FOURTH of the Restated Certificate immediately after the first sentence therein:

“Effective at the time this Certificate of Amendment to the Restated Certificate is filed with and accepted by the Secretary of State of the State of Delaware, every 2.2241 shares of Common Stock shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be converted into one share of Common Stock, without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares of Common Stock as a result of the Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined by the Board of Directors of the Corporation. The number of authorized shares of Common Stock of the Corporation shall remain as set forth in this Restated Certificate. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Reverse Split shall be effected on a certificate-by-certificate basis and each certificate share number will then be rounded down.

All rights, preferences and privileges of Common Stock and each series of Preferred Stock set forth in this Amended and Restated Certificate of Incorporation, including conversion prices and amounts per share, as applicable, shall be appropriately adjusted to give effect to the Stock Split.”

FOURTH: This Certificate of Amendment to the Restated Certificate was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law. This Certificate of Amendment to the Restated Certificate has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law by the stockholders of the Corporation.

FIFTH: This Certificate of Amendment to the Restated Certificate was duly adopted in accordance with the provisions of Sections 141 and 242 of the General Corporation Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be signed by its duly authorized officer on the 25th day of January, 2024.

ALTO NEUROSCIENCE, INC.

By:	/s/ Amit Etkin
Name: Amit Etkin, M.D., Ph.D.
Title: President and Chief Executive Officer